

August 9, 2010

Brian Duperreault
President and Chief Executive Officer
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774

      Re: **Marsh & McLennan Companies, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              File No. 001-05998

Dear Mr. Duperreault:

      We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        Joel Parker
                        Accounting Branch Chief